UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MARIADB PLC
(Name of Subject Company (Issuer))

MERIDIAN BIDCO LLC

(Offeror)

a wholly-owned subsidiary of

MERIDIAN TOPCO LLC
(Affiliate of Offeror)

a wholly-owned subsidiary of

K5 PRIVATE INVESTORS, L.P.
(Affiliate of Offeror)

whose general partner is

K5 CAPITAL ADVISORS, L.P.
(Affiliate of Offeror)

whose general partner is

K1 INVESTMENT MANAGEMENT, LLC
(Affiliate of Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Ordinary Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

G5920M100
(CUSIP Number of Class of Securities)

Jordan D. Wappler
K1 Investment Management, LLC
875 Manhattan Beach Blvd.
Manhattan Beach, CA 90266
(800) 310-2870
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jennifer L. Lee

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Meridian BidCo LLC, a Delaware limited liability company (“BidCo”) and an indirect wholly-owned subsidiary of K1 Investment Management, LLC, a Delaware limited liability company (“K1” or the “Parent”), for all of the outstanding ordinary shares of MariaDB plc, an Irish public limited corporation (“MariaDB” or the “Company”), pursuant to the Parent’s announced firm intention to make an offer in accordance with Rule 2.7 of the Irish Takeover Rules, dated as of April 24, 2024 (the “K1 Proposal”).

In connection with the proposed acquisition of the Company, Parent will cause BidCo to commence a tender offer for all of the outstanding ordinary shares of the Company (the “Offer”). The Offer has not yet commenced. This filing is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell ordinary shares of the Company or any other securities. This filing is also not a substitute for the tender offer materials that Parent and BidCo will file with the United States Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. A solicitation and offer to buy outstanding ordinary shares of the Company will only be made pursuant to the tender offer materials that Parent and BidCo will file with the SEC. At the time the Offer is commenced, Parent and BidCo will file with the SEC a Tender Offer Statement on Schedule TO and a Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”), and the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) and a Schedule 13E-3.

THE COMPANY’S SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION / RECOMMENDATION STATEMENT AND THE SCHEDULES 13E-3 WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

When filed, the Company’s shareholders and other investors can obtain the Tender Offer Statement, the Solicitation/Recommendation Statement, the Schedules 13E-3 and other filed documents for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC will be available free of charge on K1's website at www.k1.com/meridian-offer-update. The information contained in, or that can be accessed through, K1’s website is not a part of, or incorporated by reference in, this filing.

Cautionary Notice Regarding Forward-Looking Statements

This filing (including any information incorporated by reference in this filing), oral statements made regarding the Offer, and other information published by the Company, BidCo, the Parent or any member of the group that includes the Parent and all of its affiliates (the “K1 Group”) contain statements which are, or may be deemed to be, “forward looking statements.” Such forward looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and on numerous assumptions regarding the business strategies and the environment in which any member of the K1 Group (including, after closing of the Offer, the Company and all of its subsidiaries (the “MariaDB Group”) shall operate in the future and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by those statements. The forward-looking statements contained in this filing relate to, any member of the K1 Group’s (including, after closing of the Offer, any member of the MariaDB Group) future prospects, developments and business strategies, the expected timing and scope of the Offer and other statements other than historical facts. In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “will look to,” “would look to,” “plans,” “prepares,” “anticipates,” “expects,” “is expected to,” “is subject to,” “intends,” “may,” “will,” “shall” or “should” or their negatives or other variations or comparable terminology. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that shall occur in the future. These events and circumstances include changes in global, political, economic, business, competitive, and market conditions and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or disposals. If any one or more of these risks or uncertainties materializes or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward looking statements should therefore be construed in the light of such factors.

Neither K1, BidCo nor any member of the K1 Group, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this filing shall actually occur. Given these risks and uncertainties, shareholders should not place any reliance on forward looking statements. The forward-looking statements speak only as of the date of this filing. All subsequent oral or written forward looking statements attributable to any member of the K1 Group, or any of their respective associates, directors, officers, employees or advisers, are expressly qualified in their entirety by the cautionary statement above. K1 and the K1 Group expressly disclaim any obligation to update such statements other than as required by law or by the rules of any competent regulatory authority, whether as a result of new information, future events or otherwise.

Item 12. Exhibits

Exhibit No.	Description
Exhibit 99.1	K1 Investment Management, LLC Rule 2.7 Announcement issued on April 24, 2024.

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